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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 1-15112

Stora Enso Corporation

(Exact name of registrant as specified in its charter)

Kanavaranta 1, P.O. Box 309, 00101 Helsinki, Finland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executives offices)

Series R Shares, represented by American Depositary Receipts;

7.375 % Notes due May 15, 2011

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule l2h -6(a)	☒	Rule 12h -6(d)	☐
(for equity securities)		(for successor registrants)

Rule l2h -6(c)	☒	Rule 12h -6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Stora Enso Corporation (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on July 26, 2000, the date the Company filed Form F-4 with the Securities and Exchange Commission (the “Commission”).

B.	The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were sold in the United States in a registered offering under the Securities Act of 1933 pursuant to a registration statement filed on Form F-1 on May 10, 2001. In addition, the Company filed a Form F-6 on January 21, 2004 to register 350,000,000 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Series R Share of the Company.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s shares is the OMX Nordic Exchange Helsinki in Finland. The Company’s shares are also traded on the OMX Nordic Exchange Stockholm in Sweden. The Company’s 7.375% Notes due May 15, 2011 (the “Notes”) are listed on the Luxembourg Stock Exchange in Luxembourg.

B.	The Company’s shares were initially listed on the predecessor to the OMX Nordic Exchange Helsinki on May 1, 1996, the date of the merger of Enso-Gutzeit Osakeyhtiö and Veitsiluoto Osakeyhtiö to form Enso Oy, later Enso Oyj. In 1998, an exchange offer was effected in which the shares of Stora Kopparbergs Bergslags Aktiebolag (“STORA”) of Sweden were exchanged for shares of Enso Oyj of Finland, thus resulting in the renaming of the company as Stora Enso Oyj. The Company’s shares were initially listed on the predecessor to the OMX Nordic Exchange Stockholm on December 29, 1998. The Company has maintained a listing of its shares on the OMX Nordic Exchange Helsinki for at least the 12 months preceding the filing of this Form 15F.

The Notes were initially listed on the Luxembourg Stock Exchange on May 22, 2001. The Company has maintained a listing of the Notes on the Luxembourg Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in the Company’s shares that occurred on the OMX Nordic Exchange Helsinki for the 12-month period ending November 30, 2007 was 95.7%.

Item 4. Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are December 1, 2006 and November 30, 2007.

B.	The average daily trading volume (“ADTV”) of the Company’s shares and American Depositary Receipts (“ADRs”) (when expressed in terms of the underlying shares) for the period described above was 254,533 in the United States and 5,681,471 on a worldwide basis.

C.	The ADTV of the Company’s ADRs (when expressed in terms of the underlying shares) in the United States as a percentage of the ADTV for the Company’s shares on a worldwide basis for the period described above was 4.3%.

D.	The Company’s ADRs were delisted from the New York Stock Exchange (the “NYSE”) on December 31, 2007. As of December 31, 2007, the ADTV of the Company’s ADRs (when expressed in terms of the underlying shares) in the United States was 4.8% of the ADTV for the Company’s shares on a worldwide basis for the preceding 12-month period (January 1, 2007 to December 31, 2007).

E.	The Company has not terminated a sponsored American Depositary Receipt (ADR) facility relating to its shares.

F.	The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are the Bloomberg Terminal and Deutsche Bank Trust Company Americas, as depositary.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders of the Company’s Notes who were United States residents as of November 28, 2007 were 59. The Company relied on the services of Bondholder Communications Group, an independent information services provider, to determine this number.

Item 7. Notice Requirement

A.	The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intention to terminate its duty to file reports under Section 13(a) or 15(d) of the Exchange Act on January 7, 2008.

B.	The notice was disseminated in the United States via wire services Bloomberg and Dow Jones, among others. In addition, the Company submitted a copy of the notice to the Commission under cover of Form 6-K on January 7, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3 -2(b) Exemption

The website on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is: www.storaenso.com

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Stora Enso Corporation has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Stora Enso Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Stora Enso Corporation

By:	/s/ Jyrki Kurkinen
Name:	Jyrki Kurkinen
Title:	General Counsel, Senior Vice President, Legal Affairs
Date:	January 7, 2008

By:	/s/ Jari Suvanto
Name:	Jari Suvanto
Title:	Legal Counsel
Date:	January 7, 2008

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